UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Reed Elsevier N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

758204200

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758204200	13G

1	NAME OF REPORTING PERSONS ING Groep N.V. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,703,488[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,703,488[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,703,488[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.93%[2]
12	TYPE OF REPORTING PERSON HC

[1]

ING Groep N.V. may be deemed to be the beneficial owner of 35,703,488 Ordinary Shares held by its indirect and direct wholly owned subsidiaries. Of these, 1,926,492 shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios. ING Bank N.V., a direct wholly owned subsidiary of ING Groep N.V., may be deemed the beneficial owner of 37,010 of the shares.

ING Groep N.V. disclaims beneficial ownership of 12,242,407 Ordinary Shares held by its indirect subsidiaries, as ING Groep N.V. does not hold voting rights or dispositive powers for such shares.

[2]

Based on 723,877,017 Ordinary Shares of €0.07 each, issued and outstanding as of December 31, 2010, as disclosed by the Issuer to the Reporting Person through the Netherlands Authority for the Financial Markets (AFM) on January 11, 2011.

CUSIP No. 758204200	13G

1	NAME OF REPORTING PERSONS ING Bank N.V. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 37,010[3]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 37,010[3]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,010[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.01%[2]
12	TYPE OF REPORTING PERSON HC

[3]	These 37,010 ordinary shares are held by indirect subsidiaries of ING Bank N.V., a direct wholly owned subsidiary of ING Groep N.V.

CUSIP No. 758204200	13G

Item 1(a).	Name of Issuer:

Reed Elsevier N.V.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Van de Sande Bakhuyzenstraat 4

1061 AG Amsterdam

The Netherlands

Item 2(a).	Name of Person Filing:

ING Groep N.V.

ING Bank N.V.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Amstelveenseweg 500

1081 KL Amsterdam

P.O. Box 810

1000 AV Amsterdam

The Netherlands

ING Bank N.V.

Bijlmerplein 888

1102 MG Amsterdam-Zuidoost

Postbus 1800

1000 BV Amsterdam

The Netherlands

Item 2(c).	Citizenship:

See item 4 on Page 2

See item 4 on Page 3

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

758204200

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)

(a)	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

CUSIP No. 758204200	13G

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.

Item 4.	Ownership.

(a)	ING Groep N.V. may be deemed to be the beneficial owner of 35,703,488 Ordinary Shares held by its indirect and direct wholly owned subsidiaries. Of these, 1,926,492 shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios. ING Bank N.V., a direct wholly owned subsidiary of ING Groep N.V., may be deemed the beneficial owner of 37,010 of the shares.

ING Groep N.V. disclaims beneficial ownership of 12,242,407 Ordinary Shares held by its indirect subsidiaries, as ING Groep N.V. does not hold voting rights or dispositive powers for such shares.

(b)	ING Groep N.V. may be deemed to be the beneficial owner of 4.93% of the ordinary shares, and ING Bank N.V. may be deemed to be the beneficial owner of 0.01% of the ordinary shares, each as based on 723,877,017 Ordinary Shares of €0.07 each, issued and outstanding as of December 31, 2010, as disclosed by the Issuer to the Reporting Person through the Netherlands Authority for the Financial Markets (AFM) on January 11, 2011.

(c)	Each of ING Groep N.V. and ING Bank N.V. have the shared power to vote and direct the disposition of the 37,010 ordinary shares held by ING Bank N.V.

Although ING Groep N.V. may be deemed to be beneficial owner of 12,242,407 Ordinary Shares held by its indirect and direct wholly owned subsidiaries, ING Groep N.V. does not exercise voting rights or dispositive powers for such securities.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

CUSIP No. 758204200	13G

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 758204200	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February14, 2012
(Date)

ING GROEP N.V.

By:
/s/ Just Emke Petrelluzzi Bojanic
(Signature)

Just Emke Petrelluzzi Bojanic
Senior Compliance Officer
(Name/Title)

By:
/s/ Sander Valkering
(Signature)

Sander Valkering
Business Manager
(Name/Title)

ING BANK N.V.

By:
/s/ Just Emke Petrelluzzi Bojanic
(Signature)

Just Emke Petrelluzzi Bojanic
Senior Compliance Officer
(Name/Title)

By:
/s/ Sander Valkering
(Signature)

Sander Valkering
Business Manager
(Name/Title)